Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income (loss) from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the three-month period ended March 31, 2018 and for the five years ended December 31, 2017 (dollars in thousands):

	For the Three-Month		For the Years Ended December 31
	Period Ended March 31, 2018		2017		2016		2015		2014
Income (loss)	$(27,705)		$(151,803)		$(37,879)		$28,593		$(292,830)
Add back fixed charges:
Interest expense	17,320		76,476		118,792		113,588		85,701
Earnings before fixed charges and preferred share dividends	$(10,385)		$(75,327)		$80,913		$142,181		(207,129)
Fixed charges and preferred share dividends:
Interest expense	17,320		76,476		118,792		113,588		85,701
Preferred share dividends	6,389		32,816		35,160		32,830		28,993
Total fixed charges and preferred share dividends	$23,709		$109,292		$153,952		$146,418		$114,694

Ratio of earnings to fixed charges	—	(1)	—	(1)	0.68	x	1.25	x	—	(1)
Ratio of earnings to fixed charges and preferred share dividends	—	(2)	—	(2)	0.53	x	0.97	x	—	(2)
(1)

The dollar amount of the deficiency for the three months ended March 31, 2018 is $27.7 million and for the years ended December 31, 2017, 2016, and 2014 is $151.8 million, $37.9 million, and $292.8 million, respectively.

(2)

The dollar amount of the deficiency for the three months ended March 31, 2018 is $34.1 million and for the years ended December 31, 2017, 2016, 2015, and 2014 is $184.6 million, $73.0 million, $4.2 million, and $321.8 million, respectively.